Exhibit (a)(9)

CIT Investor Contact:	Valerie L. Gerard Senior Vice President Investor Relations (973) 422-3284

CIT Media Contact:	Christopher J. Hardwick Vice President Director, Communications (973) 597-2095

CIT LAUNCHES TENDER OFFER FOR EDUCATION LENDING GROUP, INC.

NEW YORK, January 14, 2005 - CIT Group Inc. (NYSE:CIT) announced today that it has commenced a previously announced tender offer for all of the outstanding shares of common stock of Education Lending Group, Inc. (NASDAQ: EDLG) for $19.05 per share, net to the seller in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 among Education Lending Group, Inc., CIT Group Inc., and CIT ELG Corporation, a wholly owned subsidiary of CIT Group Inc. The tender offer remains open until 12:00 midnight, New York City time, on Friday, February 11, 2005, unless extended. Following completion of the tender offer, any remaining shares of Education Lending Group, Inc. will be acquired in a second-step merger at the same price.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. Any offer to purchase or solicitation of an offer to sell outstanding shares of Education Lending Group, Inc. shall only be made pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Education Lending Group Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s web site (www.sec.gov).

About CIT:

CIT Group Inc. (NYSE: CIT), a leading commercial and consumer finance company, provides clients with financing and leasing products and advisory services. Founded in 1908, CIT has approximately $50 billion in assets under management and possesses the financial resources, industry expertise and product knowledge to serve the needs of clients across approximately 30 industries. CIT, a Fortune 500 company and component of the S&P 500, holds leading positions in vendor financing, factoring, equipment and transportation financing, Small Business Administration loans, and asset-based lending. CIT, with its principal offices in Livingston, New Jersey and New York City has approximately 5,800 employees in locations throughout North America, Europe, Latin and South America, and the Pacific Rim. For more information, visit www.cit.com.

About Education Lending Group:

Education Lending Group, Inc. is dedicated to providing full-service education funding solutions to students, parents, schools and alumni. With a dual emphasis on financial integrity and technology innovation, the company’s vision is to be the leader in delivering education finance products directly to customers in the medium of their choice. A member of the Russell 2000(R) index, Education Lending Group now maintains four subsidiary companies. These include Student Loan Xpress, Inc. (school marketing organization offering Federal PLUS, Stafford and Consolidation loans, and private loans), FinancialAid.com, LLC (online marketing channel guiding families through the college selection, scholarship application and education funding processes), Education Loan Servicing Corporation (providing education loan servicing solutions for families and schools nationwide), and Education Lending Services, Inc. (housing secondary market acquisition and loan holding entities).

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